UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68304

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Latour Trading LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Broadway
                                      (No. and Street)

New York	**NY**	**10013**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
                     (Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003		**49**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sean Concannon**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Latour Trading LLC**, as of **December 31, 2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW A. WEISS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02WE6378549
Qualified in New York County
Commission Expires September 15, 2026

Notary Public

Signature: DocuSigned by: 4E680EDB81B9425...

Title:
Principal Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LATOUR TRADING LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

LATOUR TRADING LLC

CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of Latour Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Latour Trading LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 23, 2023

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

December 31, 2022

ASSETS

Cash	$	4,244,847
Receivable from clearing broker		468,609,758
Securities owned, at fair value		1,927,672,104
Other assets		2,667,731
Total Assets	$	2,403,194,440

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	2,303,212,019
Accounts payable and accrued expenses		5,857,243
Due to Tower Research Capital LLC and Affiliates (Note 8)		20,004,846
Total Liabilities		2,329,074,108
Member's equity		74,120,332
Total Liabilities and Member's equity	$	2,403,194,440

See accompanying notes to financial statement.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of trading in, but not limited to, exchange-traded funds ("ETFs"), equities and futures in the United States and Canada. The Company trades for its own account and is a market-maker on the BATS Global Markets, Inc. ("BATS Exchange"), The NASDAQ Stock Market LLC ("NASDAQ"), and NYSE Arca, Inc. ("Arca") exchanges.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, including Arca, which is its designated examining authority ("DEA") as of December 31, 2022.

The Company transacts business solely for its own account and not for the account of any customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day. Futures contracts traded on exchanges are valued at the exchange settlement price on the last trading day of the year.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Interest and Dividend Income and Expense

Interest income and expense is recorded on the accrual basis. Dividend income and expense is recorded on the ex-dividend date.

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Brokerage, Exchange and Clearance Rebates/Fees, Net

Brokerage, exchange and clearance fees, net, comprise the costs of executing and clearing trades and are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying Statement of Operations. During 2022, the Company incurred $21,390,330 of exchange fees which are included in brokerage, exchange, and clearance rebates/fees in the Statement of Operations. The Company received $21,053,066 of exchange rebates which are included in brokerage, exchange, and clearance rebates/fees in the Statement of Operations. Rebate receivables are carried at amortized cost, net an allowance for credit losses.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allowance for Credit Loss

Effective January 1, 2022, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified rebate receivables and receivable from clearing broker as impacted by the new guidance. There is no impact to opening member's equity upon adoption of ASC 326. The Company has no allowance for credit losses for the rebate receivables and receivable from clearing broker as of and for year ended December 31, 2022.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The Company assesses the level of inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, 3 during the year.

The following table presents information about the Company's securities owned, at fair value and securities sold, not yet purchased, at fair value as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2022
Assets (at fair value)	
Securities owned	
Common Stock	$ 1,213,420,306
ETFs	714,251,798
Total securities owned	$ **1,927,672,104**
Receivable from clearing broker	
Futures Open Trade Equity[1]	(750,765)
Total assets (at fair value)	$ **1,926,921,339**
Liabilities (at fair value)	
Securities sold, not yet purchased	
Common Stock	$ 2,089,924,821
ETFs	213,287,198
Total securities sold, not yet purchased	$ **2,303,212,019**
Total liabilities (at fair value)	$ **2,303,212,019**

1. Open Trade Equity 12/31/2022 is reflective of a net loss included in receivable from clearing broker on Statement of Financial Condition.

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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3. Derivative Instruments

The Company's derivative activities are limited to the trading of futures on exchanges. These derivative contracts are recorded on the statement of financial condition assets and liabilities measured at fair value, and the net trading gains and losses associated with these derivatives is recorded on the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contracts. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risk based on model and there is no guarantee that the hedging strategies will achieve their desired effect.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of December 31, 2022, the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition. A right of offset exists when the amounts owned by the Company to another party are determinable, the Company has the right to offset the amounts owned with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

The primary underlying risk the Company holds is with equity price products. The following table provides disclosure regarding the potential effect of offsetting of derivative assets and liabilities presented in the Statement of Financial Condition

		Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		Net Amount
					Financial Instruments	Cash Collateral Received	
Assets							
ABN Futures Contracts	[1]	281,483	281,483	-	-	-	-
CIBC Futures Contracts	[2]	20,858	-	20,858	-	-	20,858
		$ 302,341	$ 281,483	$ 20,858	$ -	$ -	$ 20,858
Liabilities							
ABN Futures Contracts	[1]	1,053,106	281,483	771,623	-	-	771,623
		$ 1,053,106	$ 281,483	$ 771,623	$ -	$ -	$ 771,623

1. ABN Open Trade Equity 12/31/2022 is reflective of a net loss included in receivable from clearing broker on Statement of Financial Condition.

2. CIBC Open Trade Equity 12/31/2022 is reflective net gains included in receivable to clearing broker on Statement of Financial Condition.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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3. **Derivative Instruments (continued)**

For the year ended December 31, 2022, the Company has elected the alternative disclosure for gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose, on a combined basis, the gains and losses related to all derivative and non-derivative (or cash) to be classified as trading instruments disaggregated by the type of underlying risk. The Company traded equities, futures contracts, and equity options during the year.

Gains and losses on trading activities included in the statement of operations during the year ended December 31, 2022 are as follows:

Underlying Risk:	Trading Gains and Losses	
Equity Price	$	166,001,784
Foreign Currency Exchange Rate		(29,510)
Total	$	165,972,274

4. **Net capital requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000. At December 31, 2022, the Company's net capital was $55,582,864, which was $54,582,864 in excess of its minimum requirement of $1,000,000.

5. **Off-balance sheet risk**

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. **Market Risk**

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationship between financial instruments and volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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7. Receivable from and payable to clearing brokers

The amounts receivable and payable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in receivable from clearing brokers and payable to clearing broker in the Statement of Financial Condition include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due to and from brokers have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2022, the amounts reflected in receivable from clearing broker are from one broker. The Company is subject to joint back office margining from its domestic broker and subject to Canadian margin regulations from its Canadian broker. The Company has also agreed to maintain a minimum net liquidating balance of $35,000,000 with ABN AMRO Clearing Chicago LLC and $2,500,000 Canadian dollars with CIBC World Markets Inc. The combined maintenance margin requirement across all clearing brokers at December 31, 2022 is $58,810,110. The amounts borrowed under this facility are included in receivable from broker and payable to broker, respective to each clearing broker, and are collateralized by the securities in the account at the clearing broker. The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2022.

8. Concentrations of credit risk

It is the Company's policy to review, as necessary, the creditworthiness of each counterparty. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by a Futures Commission Merchant ("FCM"), the Company is exposed to counterparty risk related to the viability of the FCM. At this time, the Company does not consider itself to be at risk with respect to its cash balances.

Securities held at the clearing brokers serve as collateral for the amounts due to the relevant brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing broker has the right to sell or re-hypothecate this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

The Company maintains banks accounts with multiple financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

9. Related party transactions

The Company has expense sharing agreements with the Parent and an Affiliate. Pursuant to these expense sharing agreements, the Company pays rent for office space and equipment, market data and connectivity fees, office and administrative support services, and other related expenses which are settled on a monthly basis. In addition, the Company pays a system maintenance fee and a dedicated line fee to the Parent, which is calculated and settled monthly. For the year ended December 31, 2022, the total fees charged by the Parent and an Affiliates were $31,514,253 and $928,464 respectively, which is reflected on the Statement of Operations.

The Company has a $10,000,000 line of credit with the Parent at rate of the daily published fed funds rate, plus one hundred fifty basis points. As of December 31, 2022 the Company had not drawdown on this facility. The Company has entered into intercompany loan agreements with affiliates under common ownership up to aggregate amounts of $20,000,000 at a rate of the daily published fed funds rate, plus twenty basis points. As of December 31, 2022, $10,049,353 related to outstanding intercompany loans, $2,801,496 is due to the Parent and $64,636 due to Affiliates related expenses, which are included in Due to Tower Research Capital LLC and Affiliates amount on the Statement of Financial Condition.

LATOUR TRADING LLC

NOTES TO FINANCIAL STATEMENT

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9. Related party transactions (continued)

The Company has entered into a contract, with the Parent, which provides for a portion of the Company's profits to be paid as an incentive fee. The annual incentive fee paid to the Parent begins at 17% of profits generated by the Company and increases upon meeting certain profit thresholds. During the year ended December 31, 2022, the Company incurred an incentive fee of $56,784,079, which is reflected in the Statement of Operations. At December 31, 2022, a payable of $7,089,460 was included in Due to Tower Research Capital LLC and Affiliates amount on the Statement of Financial Condition.

10. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Parent. During the year ended December 31, 2022, there was a $297,008 contribution to the Plan.

11. Commitments, Contingencies, and Guarantees

The Company does not have any material commitments or contingencies that could result in a loss or future obligation.

12. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

13. Subsequent events

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. The Company made $2,000,000 in distributions to its Parent through the date the financial statements were issued.